U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         SCORE ONE, INC.
         (Name of Small Business Issuer in its charter)


            Nevada                          88-0409164
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


       2133 East 9400 South, Suite 151, Sandy, Utah 84093
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 944-0701


Securities to be registered under Section 12(b) of the Act:


Securities to be registered under Section 12(g) of the Act:

                 Common Stock, Par Value $0.001

                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I                                                          3

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or  Plan  of       6
     Operations

3.   Description of Properties                                  7

4.   Security Ownership of Certain Beneficial Owners  and       7
     Management

5.   Directors, Executive Officers, Promoters and Control       8
     Persons

6.   Executive Compensation                                     9

7.   Certain Relationships and Related Transactions             9

8.   Legal Proceedings                                          9

9.   Market  for  Common Equity and  Related  Stockholder       9
     Matters

10.  Recent Sales of Unregistered Securities                   10

11.  Description of Securities                                 10

12.  Indemnification of Directors and Officers                 10

13.  Financial Statements                                      11

14.  Changes  in  and  Disagreements with  Accountants  on     11
     Accounting and Financial Disclosure

15.  Financial Statements and Exhibits                         11

                ITEM 1.  DESCRIPTION OF BUSINESS

History

The Company was originally formed as a Nevada corporation, under the name Aloha "The Breath of Life" Foundation, Inc., in June 1996 for the purpose seeking a favorable business opportunity. Immediately following organization of the Company, it issued for services in connection with its formation 20,000 shares of pre-split common stock to Park Street Investments, Inc., and 2,000 shares of pre-split common stock to Tyson Schiff. On October 13, 1998, the Company changed its name to Score One, Inc. On March 10, 1999, the Company amended its Articles of Incorporation to increase the number of shares of common and preferred stock to 25,000,000 and 5,000,000 respectively, and effected a 100-for-one forward stock split on the Company's issued and outstanding common stock. Since inception, the Company has not participated in any business venture.

General

The Company was organized to seek, investigate, and, if warranted, acquire or participate in a favorable business opportunity. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities at such time as specific opportunities warrant.

To date, opportunities have been made available to the Company through its officers and directors and through independent professionals, including securities broker-dealers and members of the financial community. It is anticipated that business opportunities will continue to be available primarily from these sources.

It is likely a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firms business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

Since its inception, the Company has had no active business operations and has been seeking to acquire an interest in a business with long-term growth potential. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's lack of capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

The  Company  will  not  restrict its search  to  any  particular business,  industry,  or  geographical location,  and  management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the
Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of a Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving
entity.   In  such event, the shareholders of the  Company  would
retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-
free   treatment  of  certain  business  reorganizations  between corporate  entities  where  one corporation  is  merged  with  or
acquires   the  securities  or  assets  of  another  corporation.
Generally, the Company will be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of
the  surviving  entity.   Consequently, there  is  a  substantial
possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued
and  outstanding  shares  of  the surviving  entity.   Therefore,
regardless  of the form of the business acquisition,  it  may  be
anticipated   that   stockholders  immediately   prior   to   the
transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will depend on the nature of the business and the interest acquired. The Company is unable to predict whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited
resources   of  the  Company,  the  effects  of  such  government
regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be able to locate and acquire a successful venture.

Employees

The Company is a development stage company and currently has no employees. Executive officers, who are not compensated for their time contributed to the Company, will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 20 hours per month per person. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether to acquire or participate in a specific business venture.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Results of Operations

The Company had no revenue for the years ended May 31, 1999 and 1998.

General and administrative expenses for year ended May 31, 1999, were $225, and the Company had no such expenses for the year ended May 31, 1998. General and administrative expenses during fiscal year 1999, consisted of fees and related expenses associated with reviving the Company. The Company realized a net loss of $225 for fiscal year 1999, and no net income or loss for the year ended May 31, 1998.

  The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

Liquidity and Capital Resources

At May 31, 1999, the Company had a working capital deficit of $225. The Company's cash in the amount of $4,775 resulted from a loan from the Company's principal stockholder, which bears interest at the rate of 10% per annum and is due March 31, 2000. The funds were loaned to the Company to fund its revival and the preparation and filing of this registration statement. Management believes that the Company has sufficient cash to meet the anticipated needs of the Company's operations through at least the first calendar quarter of 2000. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company; and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires. If the Company is unable to participate in a business venture by the end of the first calendar quarter of 2000, it may require additional capital to continue its search for a business venture and avoid dissolution. There is no assurance additional capital will be available to the Company on acceptable terms.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The Company shares office space at no cost at the offices of its President, located at 2133 East 9400 South, Suite 151, Sandy,
Utah 84093.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

The following table sets forth as of June 30, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                           Common     Percent
                                           Shares        of
                                                      Class(2)
Name and Address

Ken Kurtz *                               2,000,000     90.9
Park Street Investments, Inc.
2133 East 9400 South, Suite 151
Sandy, Utah 84093

Tyson Schiff                               183,500      8.3
1528 East Marks Court
Salt Lake City, Utah 84124

All Executive officers and
  Directors as a Group (1 person)

*    Ken Kurtz is the sole officer and director of the Company.
Mr. Kurtz owns Park Street Investments, Inc., so Mr. Kurtz has voting and investment control over the 2,000,000 shares held of record by that company.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

Directors and Officers

The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                Age  Positions (1)                   Since

Ken Kurtz           31   President, Secretary,           1998
                         Treasurer and Director


All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Mr. Kurtz has been since February 1992, the president, sole director and sole shareholder of Park Street Investments, Inc., a Utah corporation and the Company's largest shareholder. Through Park Street Investments, Inc., Mr. Kurtz provides consulting services to public and private companies on mergers, recapitalizations, and other forms of corporate reorganization. Mr. Kurtz is, and Additionally, Mr. Kurtz has served on the board of directors and as an officer of other reporting publicly held companies including Hamilton Exploration Co., Inc. in 1995 and is currently deemed a control person of Nugget Exploration, Inc. Mr. Kurtz graduated from the University of Utah with a Bachelor's of Science degree in Finance.

Other Shell Company Activities

Mr. Kurtz is currently an officer, director, and controlling stockholder of Area Investment and Development Company and of Nugget Exploration, Inc., both publicly held shell corporations seeking a business acquisition. The possibility exists that Mr. Kurtz could become an officers, director, or major stockholder of other shell companies in the future. Certain conflicts of interest are inherent in the participation of the Company's officers and directors as management in other shell companies, which may be difficult, if not impossible, to resolve in all cases in the best interests of the Company. Failure by management to conduct the Company's business in its best interests may result in liability of management of the Company to the shareholders.

                 ITEM 6.  EXECUTIVE COMPENSATION

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under "BUSINESS." In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ken Kurtz, an officer, director, and controlling stockholder of the Company loaned $5,000 to the Company in April 1999, which bears interest at the rate of 10% per annum and is due March 31, 2000. The loan was made to provide funds for the revival of the Company and the preparation and filing of this registration statement.

                   ITEM 8.  LEGAL PROCEEDINGS

The  Company  is  not  a  party  to any  material  pending  legal
proceedings,  and  to  the  best  of  its  knowledge,   no   such
proceedings by or against the Company have been threatened.

 ITEM 9.  MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

From the date of inception to the date of this registration statement there has been no public trading market for the Company's common stock. Following the filing of this registration statement, the Company will seek out one or more stock brokerage firms to make a market in the Company's common stock and submit an application for quotation of the Company's common stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. There is no assurance that a trading market in the common stock will be established in the future.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

At June 30, 1999, there were approximately 26 holders of record of the Company's Common Stock.

        ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

The Company has not offered or sold any securities during the three-year period prior to the filing of this registration statement.

               ITEM 11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 25,000,000 shares of common stock, par value $0.001 per share, of which 2,200,000 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

The Company is authorized to issue 5,000,000 shares of preferred stock, par value $0.001, none of which are issued and outstanding. The Company currently has no plans to issue any preferred stock. The Company's board of directors has authority, without action by the shareholders, to issue all or any portion of the unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights and other rights of such series. The preferred stock, if and when issued, may carry rights superior to those of the common stock.

       ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes provides in relevant part as follows:

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation.

Indemnification may not be made for any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

The Company's articles of incorporation provide that the Company may indemnify to the full extent of its power to do so under Nevada law, all directors, officers, employees, and/or agents of the Company for liabilities and expenses reasonably incurred in connection with any action, suit, or proceeding to which such person may be a party by reason of such person's position with the Company. Consequently, the Company intends to indemnify its officers, directors, employees, and agents to the full extent permitted by the statute noted above.

                  ITEM 13. FINANCIAL STATEMENTS

The financial statements of the Company appear at the end of this report beginning with the Index to Financial Statements on page F-1.

   ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants since the Company's organization.

           ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

Independent Auditors' Report
Balance Sheet
Statements of Operations
Statements of Stockholders' Equity
Statements of Cash Flows
Notes to the Financial Statements

Exhibits

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit    SEC Ref.    Title of Document                        Page
 No.         No.

  1         (3)(i)      Articles of Incorporation, as  amended   E-1

  2         (3)(ii)     By-Laws                                 E-10

  3         (10)        Promissory Note                         E-21

  4         (27)        Financial Data Schedule                   *

* The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                   SCORE ONE, INC.


Date: July 14, 1999                By: /s/ Ken Kurtz, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: July 14, 1999             /s/ Ken Kurtz, Director

                         SCORE ONE, INC.
                 (A Development Stage Company)

                      Financial Statements

                     May 31, 1999 and 1998



                          C O N T E N T S


Independent Auditors' Report                                      F-2

Balance Sheet                                                     F-3

Statements of Operations                                          F-4

Statements of Stockholders' Equity                                F-5

Statements of Cash Flows                                          F-6

Notes to the Financial Statements                                 F-7

                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Score One, Inc.
(A Development Stage Company)
Sandy, Utah

We have audited the accompanying balance sheet of Score One, Inc. (a development stage company) as of May 31, 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended May 31, 1999 and 1998 and from inception on June 7, 1996 through May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Score One, Inc. (a development stage company) as of May 31, 1999 and the results of its operations and its cash flows for the years ended May 31, 1999 and 1998 and from inception on June 7, 1996 through May 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Jones, Jensen & Company
Salt Lake City, Utah
June 28, 1999

                         SCORE ONE, INC.
                  (A Development Stage Company)
                          Balance Sheet


                             ASSETS

                                                        May 31,
                                                         1999

CURRENT ASSETS

 Cash                                               $    4,775

  Total Current Assets                                   4,775

  TOTAL ASSETS                                      $    4,775


         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

 Note payable - related party (Note 5)              $    5,000

  Total Current Liabilities                              5,000

STOCKHOLDERS' EQUITY (DEFICIT)

 Preferred stock, $0.001 par value: 5,000,000 shares
  authorized, -0- shares issued and outstanding              -
 Common stock, $0.001 par value, 25,000,000 shares
  authorized, 2,200,000 shares issued and outstanding    2,200
 Deficit accumulated during the development stage       (2,425)

  Total Stockholders' Equity (Deficit)                    (225)

  TOTAL  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) $4,775












 The accompanying notes are an integral part of these financial statements.

                             SCORE ONE, INC.
                      (A Development Stage Company)
                        Statements of Operations


                                                                   From
                                                               Inception on
                                     For the                      June 7,
                                   Years Ended                 1996 Through
                                     May 31,                      May 31,
                                  1999       1998                  1999

REVENUES                      $       -   $     -              $      -

EXPENSES

 General and administrative         225         -                 2,425

  Total Expenses                    225         -                 2,425

NET LOSS                      $    (225)  $     -              $ (2,425)

BASIC LOSS PER SHARE          $    (0.00) $ (0.00)

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING         2,200,000  2,200,000
























 The accompanying notes are an integral part of these financial statements.

                         SCORE ONE, INC.
                  (A Development Stage Company)
          Statements of Stockholders' Equity (Deficit)
       From Inception on June 7, 1996 through May 31, 1999


                                                                      Deficit
                                                                    Accumulated
                                                                     During the
                               Preferred Stock       Common Stock    Development
                                Shares  Amount      Shares   Amount    Stage

Balance at inception on
 June 7, 1996                       -   $    -           -   $    -   $      -

Issuance of common stock for
 services at $0.001 per share       -        -   2,200,000    2,200          -

Net loss from inception on
 June 7, 1996 through
 May 31, 1997                       -        -           -        -     (2,200)

Balance, May 31, 1997                            2,200,000    2,200     (2,200)

Net loss for the year ended
 May 31, 1998                       -        -           -        -          -

Balance, May 31, 1998                            2,200,000    2,200     (2,200)

Net loss for the year ended
 May 31, 1999                       -        -           -        -       (225)

Balance, May 31, 1999               -    $   -   2,200,000  $ 2,200    $(2,425)






















 The accompanying notes are an integral part of these financial statements.

                         SCORE ONE, INC.
                  (A Development Stage Company)
                    Statements of Cash Flows


                                                                      From
                                                                  Inception on
                                                 For the             June 7,
                                               Years Ended        1996 Through
                                                  May 31,            May 31,
                                               1999    1998           1999

CASH FLOWS FROM OPERATING ACTIVITIES

 Net loss                                $     (225)  $   -       $   (2,425)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
  Common stock issued for services                -       -            2,200

   Net Cash Used by Operating Activities       (225)      -             (225)

CASH FLOWS FROM INVESTING ACTIVITIES              -       -                -

CASH FLOWS FROM FINANCING ACTIVITIES

 Proceeds from note payable                   5,000       -            5,000

   Net Cash Provided by Financing Activities  5,000       -            5,000

NET INCREASE IN CASH                          4,775       -            4,775

CASH AND CASH EQUIVALENTS AT
 BEGINNING OF YEAR                                -       -                -

CASH AND CASH EQUIVALENTS AT
 END OF YEAR                             $    4,775  $    -       $    4,775

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

 Interest paid                           $        -  $    -       $        -
 Income taxes paid                       $        -  $    -       $        -

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

 Common stock issued for services        $        -  $    -       $    2,200









 The accompanying notes are an integral part of these financial statements.

                         SCORE ONE, INC.
                  (A Development Stage Company)
                Notes to the Financial Statements
                          May 31, 1999


NOTE 1 - NATURE OF ORGANIZATION

       The financial statements presented are those of Score One, Inc. (the Company). The Company was organized under the laws of the State of Nevada on June 7, 1996 under the name Aloha "The Breath of Life" Foundation, Inc. On March 26, 1999, the Company passed an amendment to change the Company's name to Score One, Inc. The Company was organized for the purpose of seeking potential business ventures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       a.  Accounting Method

       The  financial statements are prepared using  the  accrual method  of accounting.  The Company has elected a  May  31 year end.

       b.  Provision for Taxes

       At May 31, 1999, the Company has net operating loss carryforwards of approximately $2,500 that may be offset against future taxable income through 2015. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

       c.  Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       d.  Cash and Cash Equivalents

       The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       e.  Basic Loss Per Share

       The  computation of basic loss per share of  common  stock
       is   based  on  the  weighted  average  number  of  shares
       outstanding   during   the   period   of   the   financial
       statements.

                         SCORE ONE, INC.
                  (A Development Stage Company)
                Notes to the Financial Statements
                          May 31, 1999


NOTE 3 - GOING CONCERN

       The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 - FORWARD STOCK SPLIT

       On March 10, 1999, the Company approved a 100-for-1 forward stock split. The forward stock split has been reflected on a retroactive basis.

NOTE 5 - NOTE PAYABLE - RELATED PARTY

       As  of  May  31,  1999, the Company owed a  related  party
       $5,000.   The  note  is due in full on May  31,  2000  and
       accrues interest at 10% per annum.